Publication: South China Morning Post **Date:** 12 April 2007 1/3 FPC Exemption
Page: Classified 6-8 **Where Published:** Hong Kong (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Website: http://www.firstpacco.com

2006 Annual Results – Audited

FINANCIAL HIGHLIGHTS

- Profit attributable to equity holders of the parent increased by 59.7 per cent to US$164.5 million (HK$1,283.1 million) from US$103.0 million (HK$803.4 million) due principally to higher recurring profit contributions from Indofood and PLDT.
- Turnover increased by 24.6 per cent to US$2,474.0 million (HK$19,305.4 million) from US$1,986.1 million (HK$15,491.6 million), principally reflecting Indofood's increase in turnover and a strengthened rupiah.
- Recurring profit improved by 39.6 per cent to US$149.9 million (HK$1,169.2 million) from US$107.4 million (HK$837.7 million).
- Profit contribution from operations increased by 29.6 per cent to US$187.3 million (HK$1,460.9 million) from US$144.5 million (HK$1,127.1 million).
- Basic earnings per share increased by 59.4 per cent to U.S. 5.15 cents (HK40.17 cents) from U.S. 3.23 cents (HK25.19 cents).
- Equity attributable to equity holders of the parent increased by 52.2 per cent to US$582.7 million (HK$4,545.1 million) at 31 December 2006 from US$382.8 million (HK$2,985.8 million) at 31 December 2005.
- Consolidated gearing ratio improved to 0.77 time at 31 December 2006, compared with 1.12 times at 31 December 2005.
- A final dividend of U.S. 0.45 cent (HK3.50 cents) (2005: U.S. 0.26 cent or HK2.00 cents) per ordinary share has been recommended, making a total dividend per ordinary share equivalent to U.S. 0.70 cent (HK5.46 cents) (2005: U.S. 0.39 cent or HK3.00 cents) for the full year or a dividend payout ratio of 15% (2005: 11%) of recurring profit.

CONSOLIDATED PROFIT AND LOSS STATEMENT

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CONSOLIDATED BALANCE SHEET

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

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CONSOLIDATED CASH FLOW STATEMENT

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FIRST
PACIFIC

Publication: South China Morning Post **Date:** 12 April 2007 73
Page: Classified 6-8 **Where Published:** Hong Kong

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Publication: South China Morning Post **Date:** 12 April 2007 3/3
Page: Classified 6-8 **Where Published:** Hong Kong

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